Form U-13-60
                     Mutual and Subsidiary Service Companies
                            Revised February 7, 1980

                                  ANNUAL REPORT

                                 FOR THE PERIOD

             Beginning January 1, 1998 and Ending December 31, 1998
                       --------------             -----------------

                                     TO THE

                     U.S. SECURITIES AND EXCHANGE COMMISSION

                                       OF

                    Southern Nuclear Operating Company, Inc.
                    --------------------------------------
                        (Exact Name of Reporting Company)

                          A Subsidiary Service Company
                            ("Mutual or "Subsidiary")


Date of Incorporation    December 17, 1990
                         -----------------

If not Incorporated, Date of Organization ------------


State or Sovereign Power under which Incorporated
or Organized  Delaware
              --------

Location of Principal Executive Office          40 Inverness Center Parkway
of Reporting Company                            Birmingham, Alabama  35242
                                                ---------------------------


                           Name, title, and address of
                    officer to whom correspondence concerning
                        this report should be addressed:


                      Comptroller, Treasurer,       40 Inverness Center Parkway
Kathleen S. King      and Chief Financial Officer   Birmingham, Alabama 35242
----------------      ---------------------------  ---------------------------
     (Name)                     (Title)                        (Address)




                        Name of Principal Holding Company
               Whose Subsidiaries are served by Reporting Company:

                                Southern Company

                                                                         1
                      INSTRUCTIONS FOR USE OF FORM U-13-60
                      ------------------------------------

1.       Time of Filing
         --------------
         Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.       Number of Copies
         ---------------
         Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.       Period Covered by Report
         -----------------------
         The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.       Report Format
         ------------
         Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.       Money Amounts Displayed
         -----------------------
         All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulations S-X (210.3-01(b)).

6.       Deficits Displayed
         ------------------
         Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes (Regulations S-X, 210.3-01(c)).

7.       Major Amendments or Corrections
         ------------------------------
         Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.       Definitions
         ----------
         Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979, shall be applicable to words or terms used specifically within this Form U-13-60.

9.       Organization Chart
         -----------------
         The service company shall submit with each annual report a copy of its current organization chart.

10.      Methods of Allocation
         ---------------------
         The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.      Annual Statement of Compensation for Use of Capital Billed
         ----------------------------------------------------------
         The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

                  LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

-----------------------------------------------------------------------------

                                                     Schedule or
                                                       Account         Page
Description of Schedules and Accounts                  Number          Number

-----------------------------------------------------------------------------

COMPARATIVE BALANCE SHEET                             Schedule I        4-5
-------------------------

  SERVICE COMPANY PROPERTY                            Schedule II       6-7
  ACCUMULATED PROVISION FOR DEPRECIATION AND
     AMORTIZATION OF SERVICE COMPANY PROPERTY         Schedule III       8
  INVESTMENTS                                         Schedule IV        9
  ACCOUNTS RECEIVABLE FROM ASSOCIATE
     COMPANIES                                        Schedule V        10
  FUEL STOCK EXPENSES UNDISTRIBUTED                   Schedule VI       11
  STORES EXPENSE UNDISTRIBUTED                        Schedule VII      12
  MISCELLANEOUS CURRENT AND ACCRUED ASSETS            Schedule VIII     13
  MISCELLANEOUS DEFERRED DEBITS                       Schedule IX       14
  RESEARCH, DEVELOPMENT, OR DEMONSTRATION
     EXPENDITURES                                     Schedule X        15
  PROPRIETARY CAPITAL                                 Schedule XI       16
  LONG-TERM DEBT                                      Schedule XII      17
  CURRENT AND ACCRUED LIABILITIES                     Schedule XIII     18
  NOTES TO FINANCIAL STATEMENTS                       Schedule XIV      19

COMPARATIVE INCOME STATEMENT                          Schedule XV       20
----------------------------

  ANALYSIS OF BILLING - ASSOCIATE COMPANIES           Account 457       21
  ANALYSIS OF BILLING - NONASSOCIATE
     COMPANIES                                        Account 458       22
  ANALYSIS OF CHARGES FOR SERVICE -
     ASSOCIATE AND NONASSOCIATE COMPANIES             Schedule XVI      23
  SCHEDULE OF EXPENSE BY DEPARTMENT OR
     SERVICE FUNCTION                                 Schedule XVII     24
  DEPARTMENTAL ANALYSIS OF SALARIES                                     25
  OUTSIDE SERVICES EMPLOYED                                             26
  EMPLOYEE PENSIONS AND BENEFITS                      Account 926       27
  GENERAL ADVERTISING EXPENSES                        Account 930.1     28
  MISCELLANEOUS GENERAL EXPENSES                      Account 930.2     29
  RENTS                                               Account 931       30
  TAXES OTHER THAN INCOME TAXES                       Account 408       31
  DONATIONS                                           Account 426.1     32
  OTHER DEDUCTIONS                                    Account 426.5     33

-----------------------------------------------------------------------------

                  LISTING OF INSTRUCTIONAL FILING REQUIREMENTS

------------------------------------------------------------------------------

                                                     Schedule           Page
Description of Schedules and Accounts                Number             Number

------------------------------------------------------------------------------

  NOTES TO STATEMENT OF INCOME                        Schedule XVIII       34

  FINANCIAL DATA SCHEDULE                             Schedule XIX         35

  ORGANIZATION CHART                                                       36

  METHODS OF ALLOCATION                                                    37

  ANNUAL STATEMENT OF COMPENSATION FOR USE
      OF CAPITAL BILLED                                                    38





















------------------------------------------------------------------------------



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------
                     SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

---------------------------------------------------------------------------------------------------


ACCOUNT                       ASSETS AND OTHER DEBITS                            AS OF DECEMBER 31
                                                                             CURRENT        PRIOR
---------------------------------------------------------------------------------------------------

            SERVICE COMPANY PROPERTY
     101    Service company property (Schedule II)                              10,932         11,555
     107    Construction work in progress (Schedule II)                              -              -
                                                                              --------       --------
               Total Property                                                   10,932         11,555
                                                                              --------       --------

     108    Less accumulated provision for depreciation
            and amortization of service company property (Schedule III)          9,100          8,922
                                                                              --------       --------
               Net Service Company Property                                      1,832          2,633
                                                                              --------       --------

            INVESTMENTS
     123    Investments in associate companies (Schedule IV)                         -              -
     124    Other investments (Schedule IV)                                      1,461          1,604
                                                                              --------       --------
               Total Investments                                                 1,461          1,604
                                                                              --------       --------

            CURRENT AND ACCRUED ASSETS
     131    Cash                                                                     -            147
     134    Special deposits                                                         -              -
     135    Working funds                                                          111            107
     136    Temporary cash investments (Schedule IV)                             3,535          2,000
     141    Notes receivable                                                         -              -
     143    Accounts receivable                                                     75             52
     144    Accumulated provision for uncollectible accounts                         -              -
     146    Accounts receivable from associate companies (Schedule V)          111,783        102,706
     152    Fuel stock expenses undistributed (Schedule VI)                          -              -
     154    Materials and supplies                                                   -              -
     163    Stores expense undistributed (Schedule VII)                              -              -
     165    Prepayments                                                          2,467          3,967
     171    Interest and dividend receivable                                        21              -
     174    Miscellaneous current and accrued assets (Schedule VIII)                 -              -
                                                                              --------       --------
               Total Current and Accrued Assets                                117,992        108,979
                                                                              --------       --------

            DEFERRED DEBITS
     181    Unamortized debt expense                                                 -              -
     184    Clearing accounts                                                        -              -
     186    Miscellaneous deferred debits (Schedule IX)                            345            296
     188    Research, development, or demonstration
            expenditures (Schedule X)                                                -              -
     190    Accumulated deferred income taxes                                   30,771         24,437
                                                                              --------       --------
               Total Deferred Debits                                            31,116         24,733
                                                                              --------       --------

               TOTAL ASSETS AND OTHER DEBITS                                   152,401        137,949
                                                                               -------        -------

---------------------------------------------------------------------------------------------------------

                                                                                              5


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------

             SCHEDULE I - COMPARATIVE BALANCE SHEET

---------------------------------------------------------------------------------------------------

ACCOUNT               LIABILITIES AND PROPRIETARY CAPITAL                  AS OF DECEMBER 31
                                                                         CURRENT           PRIOR

---------------------------------------------------------------------------------------------------

           PROPRIETARY CAPITAL
   201     Common stock issued (Schedule XI)                                  10             10
   211     Miscellaneous paid-in-capital (Schedule XI)                     2,039          1,852
   215     Appropriated retained earnings (Schedule XI)                        -              -
   216     Unappropriated retained earnings (Schedule XI)                      -              -
                                                                        --------       --------
              Total Proprietary Capital                                    2,049          1,862
                                                                        --------       --------

           LONG-TERM DEBT
   223     Advances from associate companies (Schedule XII)                5,000          5,000
   224     Other long-term debt (Schedule XII)                                 -              -
   225     Unamortized premium on long-term debt                               -              -
   226     Unamortized discount on long-term debt                              -              -
                                                                        --------       --------
              Total Long-Term Debt                                         5,000          5,000
                                                                        --------       --------

           OTHER NONCURRENT LIABILITIES
   228     Accumulated provision for pensions and benefits                66,124         55,077
                                                                        --------         ------

           CURRENT AND ACCRUED LIABILITIES
   231     Notes payable                                                       -              -
   232     Accounts payable                                               11,314         13,801
   233     Notes payable to associate companies (Schedule XIII)                -              -
   234     Accounts payable to associate companies (Schedule XIII)        18,752         13,780
   236     Taxes accrued                                                   1,443          5,504
   237     Interest accrued                                                    -             72
   238     Dividends declared                                                  -              -
   241     Tax collections payable                                             6              4
   242     Miscellaneous current and accrued liabilities (Schedule XIII)  43,112         38,466
                                                                        --------       --------
              Total Current and Accrued Liabilities                       74,627         71,627
                                                                        --------       --------

           DEFERRED CREDITS
   253     Other deferred credits                                          4,601          4,383
   255     Accumulated deferred investment tax credits                         -              -
                                                                        --------       --------
              Total Deferred Credits                                       4,601          4,383
                                                                        --------       --------

   282     ACCUMULATED DEFERRED INCOME TAXES                                   -              -
           ---------------------------------                            --------       --------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL                     152,401        137,949
                                                                        --------       --------



---------------------------------------------------------------------------------------------------





                                                                                                                   6

                                       ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                                 For the Year Ended December 31, 1998

                                                        (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------------

                                       SCHEDULE II - SERVICE COMPANY PROPERTY

--------------------------------------------------------------------------------------------------------------------

                                  BALANCE AT                          RETIREMENTS        OTHER         BALANCE
                                   BEGINNING        ADDITIONS             OR            CHANGES          AT
         DESCRIPTION                OF YEAR                              SALES            1/          CLOSE OF
                                                                                                        YEAR

--------------------------------------------------------------------------------------------------------------------


SERVICE COMPANY PROPERTY

Account

301      ORGANIZATION                     -                -                 -              -            -
303      MISCELLANEOUS
         INTANGIBLE
         PLANT                            -                -                 -              -            -
304      LAND & LAND
         RIGHTS                           -                -                 -              -            -
305      STRUCTURES AND
         IMPROVEMENTS                     -                -                 -              -            -
306      LEASEHOLD
         IMPROVEMENTS                 1,539                -                 -              -        1,539
307      EQUIPMENT 2/                 4,738               70               669              -        4,139
308      OFFICE
         FURNITURE AND
         EQUIPMENT 2/                 4,212               91                43              -        4,260
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED GARAGE
         EQUIPMENT                        -                -                 -              -            -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                        -                -                 -              -            -
311      OTHER SERVICE
         COMPANY
         PROPERTY 3/                  1,066                -                72              -          994
                                     ------              ---               ---            ---       ------

         SUB-TOTAL                   11,555              161               784              -       10,932
                                     ------              ---               ---            ---       ------

107      CONSTRUCTION
         WORK IN
         PROGRESS                         -                -                 -              -            -
                                     ------              ---               ---            ---       ------

         TOTAL                       11,555              161               784              -       10,932
                                     ------              ---               ---            ---       ------

() Denotes red figure

--------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------

                             SCHEDULE II - CONTINUED

---------------------------------------------------------------------

1/    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      No changes were considered material.








------------------------------------------------------------------------

2/ SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR:

                                                                  BALANCE
         SUBACCOUNT DESCRIPTION                ADDITIONS            AT
                                                                 CLOSE OF
                                                                   YEAR
---------------------------------------------------------------------------


      EQUIPMENT
         Personal Computer Equipment                 69              3,858
         Mainframe Computer Equipment                                   83
         Office Automation Equipment                  -                  2
         Telecommunication Equipment                  1                196
                                                     --              -----
                                                     70              4,139
                                                     --              -----

      OFFICE FURNITURE AND EQUIPMENT
         Office Furniture and Equipment              33              2,274
         Miscellaneous Equipment                     58              1,986
                                                     --              -----
                                                     91              4,260
                                                     --              -----

--------------------------------------------------------------------------

3/    DESCRIBE OTHER SERVICE COMPANY PROPERTY:

      Computer software and licenses.





--------------------------------------------------------------------------



                                                                                                                      8
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.
                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE III

                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------------------------------

                               BALANCE AT             ADDITIONS                            OTHER           BALANCE AT
                                BEGINNING            CHARGED TO                          CHANGES            CLOSE OF
         DESCRIPTION             OF YEAR               ACCOUNT        RETIREMENTS           ADD               YEAR
                                                         403                             (DEDUCT)
                                                                                            1/

---------------------------------------------------------------------------------------------------------------------------


Account
301      ORGANIZATION                  -                 -                -                 -                       -
303      MISCELLANEOUS
         INTANGIBLE PLANT              -                 -                -                 -                       -
304      LAND AND LAND
         RIGHTS                        -                 -                -                 -                       -
305      STRUCTURES AND
         IMPROVEMENTS                  -                 -                -                 -                       -
306      LEASEHOLD
         IMPROVEMENTS              1,539                 -                -                 -                   1,539
307      EQUIPMENT                 2,842               676              597                 -                   2,921
308      OFFICE
         FURNITURE AND
         EQUIPMENT                 3,490               199               41                 -                   3,648
309      AUTOMOBILES,
         OTHER
         VEHICLES, AND
         RELATED
         GARAGE
         EQUIPMENT                     -                 -                -                 -                       -
310      AIRCRAFT AND
         AIRPORT
         EQUIPMENT                     -                 -                -                 -                       -
311      OTHER SERVICE
         COMPANY
         PROPERTY                  1,051                13               72                 -                     992
                                   -----              ----              ---              ----                  ------

         TOTAL                     8,922               888              710                 -                   9,100
                                   -----               ---              ---              ----                  ------


---------------------------------------------------------------------------------------------------------------------------

1/   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

     None

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------
                            SCHEDULE IV - INVESTMENTS

--------------------------------------------------------------------------------

INSTRUCTIONS:         Complete the following schedule concerning investments.

Under Account 124, "Other Investments", state each investment separately, with description, including the name of the issuing company, number of shares or principal amount, etc.

Under Account 136, "Temporary Cash Investments", list each investment separately.

------------------------------------------------------------------------------

                                                   BALANCE AT      BALANCE AT
         DESCRIPTION                                BEGINNING           CLOSE
                                                      OF YEAR         OF YEAR

------------------------------------------------------------------------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES            -              -





ACCOUNT 124 - OTHER INVESTMENTS

      Employee/Retiree Energy Loans                    1,168            896
      Employee Computer Loans                            436            565
                                                       -----          -----

                                                       1,604          1,461
                                                       -----          -----



ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

      Money Market Mutual Funds                        2,000          3,535
                                                       -----          -----

                              TOTAL                    3,604          4,996
                                                       -----          -----


------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

            SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

-------------------------------------------------------------------------------

INSTRUCTIONS:       Complete the following schedule listing accounts
                    receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company should be provided.

-------------------------------------------------------------------------------

                                                   BALANCE AT        BALANCE AT
                         DESCRIPTION               BEGINNING            CLOSE
                                                    OF YEAR           OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM
ASSOCIATE COMPANIES

      Southern Company Services                         1,158           1,139
      Alabama Power                                    41,951          47,833
      Georgia Power                                    59,556          62,795
      Gulf Power                                            1               -
      Southern Company Energy Solutions                     4               -
      Savannah Electric                                     3               1
      Southern Energy                                      33              15
                                                      -------         -------


                                        TOTAL         102,706         111,783
                                                      -------         -------

-------------------------------------------------------------------------------

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:           TOTAL PAYMENTS



                                                                      ----

                                                      TOTAL PAYMENTS     -
                                                                      ----


-------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                 SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

------------------------------------------------------------------------------

                DESCRIPTION         LABOR            EXPENSES           TOTAL

------------------------------------------------------------------------------

ACCOUNT 152 - FUEL STOCK EXPENSES
UNDISTRIBUTED


         Not Applicable
















-------------------------------------------------------------------------------

SUMMARY:

         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

-------------------------------------------------------------------------------

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------

DESCRIPTION                     LABOR            EXPENSES             TOTAL

-------------------------------------------------------------------------------

ACCOUNT 163 - STORES EXPENSE
UNDISTRIBUTED


         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

-------------------------------------------------------------------------------

                                                BALANCE AT           BALANCE AT
                   DESCRIPTION                   BEGINNING              CLOSE
                                                  OF YEAR              OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 174 - MISCELLANEOUS CURRENT AND
ACCRUED ASSETS


         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                   SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

-------------------------------------------------------------------------------

                                                   BALANCE AT        BALANCE AT
                 DESCRIPTION                        BEGINNING           CLOSE
                                                     OF YEAR           OF YEAR

-------------------------------------------------------------------------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Undistributed Legal Fees Accrual                          23               -

Undistributed Labor Accrual                              120              42

Undistributed Foreign Withholding Employee Taxes          73              58

Undistributed FICA Tax -                                 238

Personal Access Data System-1996 Assessment               75               -

Sundry Delayed (2 items)                                   5               7
                                                         ---             ---

                                 Total                   296             345
                                                         ---             ---

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

        SCHEDULE X - RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES

-------------------------------------------------------------------------------

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

-------------------------------------------------------------------------------

                             DESCRIPTION                               AMOUNT

-------------------------------------------------------------------------------

ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES


         Not Applicable

                                                                                                                        16

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------
                        SCHEDULE XI - PROPRIETARY CAPITAL
-----------------------------------------------------------------------------------------------------------------------------
                                                      NUMBER OF          PAR OR STATED            OUTSTANDING CLOSE OF PERIOD
                                                       SHARES                VALUE
ACCOUNT NUMBER      CLASS OF STOCK                   AUTHORIZED            PER SHARE           NO. OF SHARES     TOTAL AMOUNT
-----------------------------------------------------------------------------------------------------------------------------
      201          COMMON STOCK ISSUED                  1,000               10.00                1,000                 10
-----------------------------------------------------------------------------------------------------------------------------
      INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.
-----------------------------------------------------------------------------------------------------------------------------
                                              DESCRIPTION                                                           AMOUNT
-----------------------------------------------------------------------------------------------------------------------------

ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL

      Amount Paid in for Common Stock in Excess of Par Value                                                         990
      Other Paid-In Capital                                                                                        1,049

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                                                           -
                                                                                                                   -----
                              TOTAL                                                                                2,039
                                                                                                                   -----

-----------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:         Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

--------------------------------------------------------------------------------------------------------------------------------
                                                                       BALANCE AT       NET INCOME                    BALANCE AT
                                                      DESCRIPTION       BEGINNING           OR         DIVIDENDS         CLOSE
                                                                         OF YEAR          (LOSS)         PAID           OF YEAR
--------------------------------------------------------------------------------------------------------------------------------
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS                              -              -              -                -
                             TOTAL                                          -              -              -                -
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                                              17



            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

--------------------------------------------------------------------------------------------------------------------------------
                          SCHEDULE XII - LONG-TERM DEBT
--------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-----------------------------------------------------------------------------------------------------------------------------------
                               TERMS OF          DATE                               BALANCE AT                     1/       BALANCE
NAME OF CREDITOR                 OBLIG            OF     INTEREST      AMOUNT      BEGINNING OF   ADDITION      DEDUCTIONS     AT
                                CLASS &        MATURITY    RATE      AUTHORIZED       OF YEAR                               CLOSE
                                SERIES                                                                                      OF YEAR
                             OF OBLIGATION
-----------------------------------------------------------------------------------------------------------------------------------

ACCOUNT 223 - ADVANCES FROM
ASSOCIATE COMPANIES:

       ADVANCES ON NOTES:
                                                On or
                                                before
       Southern Company                      12/31/2000  Variable     10,000           5,000           -           -      5,000

       ADVANCES ON OPEN ACCOUNT:                                           -               -           -           -          -

ACCOUNT 224 - OTHER LONG-TERM
DEBT:                                                                      -               -           -           -          -
                                                                      ------           -----         ---          ---     -----
                             TOTAL                                    10,000           5,000           -           -      5,000
                                                                      ------           -----         ---          ---     -----


-----------------------------------------------------------------------------------------------------------------------------------

1/ GIVE AN EXPLANATION OF DEDUCTIONS:

         None
----------------------------------------------------------------------------------------------------------------------------------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                 SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

------------------------------------------------------------------------------
INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------
                                                      BALANCE         BALANCE
                                                        AT              AT
                           DESCRIPTION               BEGINNING         CLOSE
                                                      OF YEAR         OF YEAR

------------------------------------------------------------------------------
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES           -            -
                                                        ------       ------

                                            TOTAL            -            -
                                                        ------       ------

------------------------------------------------------------------------------

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Alabama Power                                            1,646       1,828
Georgia Power                                            5,301       5,664
Southern Company Services                                6,833      11,260
                                                        ------      ------

                                            TOTAL       13,780      18,752
                                                        ------      ------

------------------------------------------------------------------------------

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED
              LIABILITIES

Employee Stock Option Plan Contribution                    794         857
Vacation Pay Accrual                                    13,483      14,179
Performance Pay Plan Accrual                            16,740      18,857
Productivity Improvement Plan Accrual                    7,110       8,650
Performance Dividend Plan                                    -         130
Worker's Compensation Awards                               339         439
                                                        ------      ------

                                            TOTAL       38,466      43,112
                                                        ------      ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      ------------------------------------------

      General

      On December 14, 1990, pursuant to the provisions of the Public Utilities Holding Company Act of 1935, the Securities and Exchange Commission ("SEC") approved the formation of the Southern Nuclear Operating Company, Inc. (the "Company"), a wholly owned subsidiary of Southern Company ("Southern"), to provide services in connection with the Southern electric system's nuclear power plants. The Company was incorporated on December 17, 1990 and commenced operations on January 1, 1991. On January 1, 1991, the Company entered into nuclear service agreements with Georgia Power to support Plant Hatch and Plant Vogtle and with Alabama Power to support Plant Farley.

      Effective January 1, 1998, the Company adopted the Federal Energy Regulatory Commission's (FERC) Uniform System of Accounts. Prior to 1998, the Company followed the SEC's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies. In December 1998, the Company made an entry to reclassify certain 242 accounts to 228 accounts and 253 accounts, and to reclassify 174 accounts to 171 accounts. Previous year's amount have been restated accordingly.

      The Company has no earnings or retained earnings since it renders services to its client companies' nuclear power plants at cost, as further discussed in Note 3.

      Effective December 23, 1991, the Nuclear Regulatory Commission ("NRC") license for Alabama Power's Plant Farley was amended to add the Company as plant operator, and the Company assumed responsibility for such operations pursuant to an operating agreement with Alabama Power. The NRC licenses for Georgia Power's Plant Hatch and Plant Vogtle were amended to add the Company as plant operator, and effective March 22, 1997, the Company assumed responsibility for such operations pursuant to an operating agreement with Georgia Power. The Company also entered into an operating agreement with Georgia Power for the operation of Plant Wilson, a combustion turbine-powered plant located adjacent to Plant Vogtle, effective March 22, 1997.

      The Company follows generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates, and the actual results may differ from those estimates.

      Financial Instruments
      ---------------------

      The carrying amount of the Company's financial instruments covered under Statement of Financial Accounting Standard ("SFAS") No. 107, "Disclosure About Fair Value of Financial Instruments" approximates fair value at December 31, 1998 and 1997.

                                                                          19A
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

      Income Taxes
      -----------

      The Company is included in the consolidated federal income tax return filed by Southern. In conformity with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred tax assets and deferred tax liabilities for estimated future income tax effects attributable to temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax basis. The measurement of deferred taxes is based on provisions of enacted tax law.

      The consolidated taxes payable are allocated between the Company and Southern's other subsidiaries based on their respective contributions to consolidated taxable income. See Note 5 for further information regarding income taxes.

      Property, Equipment, and Depreciation and Amortization
      -----------------------------------------------------

      Property and equipment are recorded at cost. Depreciation and amortization are provided on the straight-line method over the estimated economic life of the related asset (ranging from 5 to 12 years). Leasehold improvements are amortized over the shorter of their economic lives or the lives of the respective leases. On retirement or sale of assets, the cost of such assets and related accumulated depreciation are removed from the accounts and the gain or loss, if any, is credited or charged to income.

      Pending Accounting Pronouncements
      ---------------------------------

      The AICPA has issued Statements of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. This statement requires capitalization of external direct costs of materials and services; payroll and payroll-related costs for employees directly associated; and interest costs during development of computer software for internal use (planning and preliminary costs should be expensed). Also, capitalized costs of computer software developed or obtained for internal use should be amortized on a straight-line basis unless another systematic and rational basis is more representative of the software's use. This statement is effective for financial statements for fiscal years beginning after December 15, 1998 and is not expected to have a material effect on the Company's financial statements.

2.    RETIREMENT BENEFITS
      -------------------

      The Company has a defined benefit, trusteed, pension plan that covers substantially all regular employees. The Company provides certain medical care and life insurance benefits for retired employees. Substantially all employees may become eligible for such benefits when they retire. The Company funds trusts to the extent deductible under federal income tax regulations. In 1998, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 132 Employers' Disclosure about Pensions and Other Postretirement Benefits.

                                                                           19B

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

      Pension Plans
      -------------

      Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                                         Projected
                                                      Benefits Obligations
                                                      --------------------
                                                    1998              1997
                                                    ----              ----
                                                         (In thousands)
          Balance at beginning of year            $ 187,068         $ 80,879
          Service cost                               11,926            9,464
          Interest cost                              14,000           11,187
          Benefits paid                              (1,391)            (794)
          Actuarial (gain) loss                       9,928           (1,961)
          Spinoff/curtailment                             -           88,293
                                                  ---------         --------
          Balance end of  year                    $ 221,531         $187,068
                                                  ---------         --------



                                                          Plan Assets
                                                          -----------
                                                    1998               1997
                                                    ----               ----
                                                         (In thousands)
          Balance at beginning of year            $ 259,633         $ 72,163
          Return on plan assets                       1,357           13,962
          Employer contributions                          -            5,836
          Benefits paid                              (1,391)            (794)
          Receivables/payables due to transfers         575          168,466
                                                  ---------        ---------
          Balance end of  year                    $ 260,174        $ 259,633
                                                  ---------        ---------

The accrued pension costs recognized in the Comparative Balance Sheet were as follows:

                                                           1998          1997
                                                           ----          ----
                                                             (In thousands)
          Funded status                           $   38,643        $  72,566
          Unrecognized transition obligation          (4,748)          (5,395)
          Unrecognized prior service cost              5,248            5,658
          Unrecognized net gain                      (56,284)         (85,715)
                                                  ----------        ----------
          Accrued liability recognized in the
          Comparative Balance Sheets              $  (17,141)       $ (12,886)
                                                  ----------        ----------

                                                                            19C
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

   Components of the plans' net cost were as follows:

                                          1998           1997         1996
                                          ----           ----         ----
                                                     (In thousands)
       Service cost                      $  11,926      $  9,464      $  4,656
       Interest cost                        14,000        11,187         5,733
       Expected return on plan assets      (19,046)      (13,249)       (4,859)
       Recognized net gain                  (2,388)       (1,935)         (674)
       Net amortization                       (237)         (219)         (187)
                                         ---------      --------      --------
       Net pension cost (income)         $   4,255      $  5,248      $  4,669
                                         ---------      --------      --------

   The weighted average rates assumed in the actuarial calculations for both the pension plans and postretirement benefits were:

                                          1998           1997
                                          ----           ----

       Discount                           6.75%          7.50%
       Annual salary increase             4.25%          5.00%
       Long-term return on plan assets    8.50%          8.50%

   Postretirement Benefits
   -----------------------
   Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

                                              Projected
                                           Benefit Obligations
                                           -------------------
                                          1998           1997
                                          ----           ----
                                              (In thousands)
       Balance at beginning of year    $51,506          $22,278
       Service cost                      2,258            1,869
       Interest cost                     3,841            3,105
       Benefits paid                      (465)            (264)
       Actuarial (gain) loss             6,740             (440)
       Spinoff/curtailment                   -           24,958
                                        -------         -------
         Balance end of year            $63,880         $51,506
                                        -------         -------

                                                                         19D

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

------------------------------------------------------------------------------
                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------
INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

                                                   Plan Assets
                                               1998        1997
                                               ----        -----
                                                  (In thousands)

     Balance at beginning of year             $    -       $    -
     Return on plan assets                         -            -
     Employer contributions                      465          264
     Benefits paid                              (465)        (264)
                                              ------       ------
     Balance end of  year                     $    -       $    -
                                              ------       ------

     The accrued postretirement costs recognized in the Comparative Balance Sheet were as follows:

                                               1998        1997
                                               ----        ----
                                               (In thousands)
     Funded status                           $(63,880)    $(51,506)
     Unrecognized transition obligation         7,788        8,307
     Unrecognized prior service cost           (2,667)      (2,826)
     Unrecognized net loss                     12,677        6,113
                                            ---------     --------
     Accrued liability recognized in the
       Comparative Balance Sheets           $(46,082)    $(39,912)
                                            --------     --------

     Components of the plans' net cost were as follows:
                                               1998        1997          1996
                                               ----        ----          ----
                                                     (In thousands)
          Service cost                      $ 2,258     $ 1,869         $  987
          Interest cost                       3,841       3,105          1,490
          Expected return on plan assets          -           -              -
          Recognized net gain                   156         156            164
          Net amortization                      360         230           (159)
                                            -------     -------         -------
          Net postretirement cost           $ 6,615     $ 5,360         $ 2,482
                                            -------     --------        -------

An additional assumption used in measuring the accumulated postretirement benefit obligation was a weighted average medical care cost trend rate of 8.30 percent for 1998, decreasing gradually to 4.75 percent through the year 2005, and remaining at that level thereafter. An annual increase or decrease in the assumed medical care cost trend rate of 1 percent would affect the accumulated benefit obligation and the service and interest cost components at December 31, 1998 as follows:

                                               1 Percent   1 Percent
                                               Increase      Decrease
                                               --------    ----------
                                                     (In thousands)
          Benefit obligation                    $4,137           $3,446
          Service and interest costs               394              327

                                                                           19E

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

3.   SERVICE AND OPERATING AGREEMENTS
     --------------------------------

     The Company, in accordance with its operating agreements with Alabama Power and Georgia Power, renders the following nuclear-related services at cost: general executive and advisory services; general operations management and technical services; administrative services including procurement, accounting and statistical, employee relations, and system and procedures services; strategic planning and budgeting services; and other services with respect to business and operations.

     The Company, in accordance with its service agreement with Southern Company Services ("SCS"), a subsidiary of Southern, receives the following services at cost: general executive and advisory services, general engineering, design engineering, payroll, purchasing, accounting and statistical, finance and treasury, taxes, insurance and pensions, corporate budgeting, employee relations, systems and procedures, and other services with respect to business and operations.

     The Company, in accordance with its service agreement with Southern Company Energy Solutions, a subsidiary of Southern, may provide the following services at costs: general engineering; nuclear plant operations; accounting and statistical; rates; budgeting; systems and procedures; access to and use of facilities; training; general; and other services with respect to the operation, maintenance or support of nuclear power plants.


4.    NOTE PAYABLE TO PARENT COMPANY
      ------------------------------

      The Company is indebted to Southern for a $5 million note payable dated December 31, 1990 and due on or before December 31, 2000. The note bears interest at a rate comparable with market rates which is adjusted monthly, with interest payable quarterly. Proceeds from the note were used to pay affiliated companies for certain property and equipment received in January 1991.

                                                                          19F
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------
5.    INCOME TAXES
      ------------

      Details of the federal and state income tax provisions (benefits) are as follows (Note 1):

                                                        1998              1997
                                                        ----              ----
                                                          (In thousands)
          Total provision for income taxes:
          Federal --
              Currently payable                        $  3,623       $ 5,891
              Deferred  -  Current year                  (3,777)       (9,141)
                        -  Reversal of prior years          423         3,036
                                                       --------       -------
                                                            269          (214)
                                                       --------       -------
          State --
              Currently payable                             109         1,160
              Deferred  -  Current Year                  (1,170)       (1,238)
                        -  Reversal of prior years          584           418
                                                       --------           ---
                                                           (477)          340
                                                       --------       -------
          Federal and state income taxes charged
            (credited) to operations                   $   (208)      $   126
                                                       --------       -------

     The tax effects of temporary differences between the carrying amounts of assets and liabilities in the financial statements and their respective tax bases, which give rise to deferred tax assets and liabilities are as follows:

                                                         1998           1997
                                                         ----           ----
                                                             (In thousands)
          Deferred tax liabilities:
              Pensions and other benefits             $  (1,635)    $ (1,268)
              Other                                         (91)        (109)
                                                      ---------     --------

          Total                                          (1,726)      (1,377)
                                                      ---------     --------

          Deferred tax assets:
              Pensions and other benefits                32,383       29,078
              Other                                       1,785          577
                                                      ---------     --------

          Total                                          34,168       29,655
                                                      ---------     --------

          Net deferred tax assets                        32,442       28,278
          Portion included in current assets             (1,671)      (3,841)
                                                      ---------     --------

          Accumulated deferred income taxes
            in the comparative balance sheets         $  30,771     $ 24,437
                                                      ---------     --------

                                                                         19G


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                  SCHEDULE XIV

                          NOTES TO FINANCIAL STATEMENTS

-------------------------------------------------------------------------------

INSTRUCTIONS:           The space below is provided for important notes
                        regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

------------------------------------------------------------------------------

     Deferred income taxes result from certain costs that are recognized for income tax purposes in periods different from those used for book purposes.

     The federal statutory income tax rate differs from the effective income tax rate due to consolidated tax savings which have been allocated to the Company, and the nondeductible portion of various expenses.


6.    RENTS
      -----

      The Company subleases its office space from an affiliated company on a month-to-month basis. Current monthly billing is approximately $96,850.


7.    OUTSIDE SERVICES
      ----------------

      The Company incurred expenses of approximately $81 million and $63 million for 1998 and 1997, respectively, associated with services provided by SCS (see Note 3 for description of services provided).

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                        SCHEDULE XV - STATEMENT OF INCOME

-------------------------------------------------------------------------------

ACCOUNT          DESCRIPTION                             CURRENT        PRIOR
                                                          YEAR           YEAR
-------------------------------------------------------------------------------

       INCOME

457      Services rendered to associate companies       407,101         337,350
458      Services rendered to nonassociate companies          -               -
419      Interest and dividend income                       312             297
                                                       --------         -------
                                       TOTAL INCOME     407,413         337,647
                                                       --------         -------

       EXPENSE
500-559  Power production                               290,401         242,765
560-579  Transmission                                       298             280
920      Salaries and wages                              11,470          18,038
921      Office supplies and expenses                     2,662           5,305
922      Administrative expense transferred - credit          -               -
923      Outside services employed                       39,070          18,499
924      Property insurance                                 216             217
925      Injuries and damages                               282             503
926      Employee pensions and benefits                  29,709          26,820
928      Regulatory commission expense                        -               -
930.1    General advertising expenses                         -               -
930.2    Miscellaneous general expenses                     316             830
931      Rents                                            1,706           1,467
935      Maintenance  of structures and equipment           801           1,597
403      Depreciation and amortization expense              888           1,256
408      Taxes other than income taxes                   14,668          11,555
409      Income taxes                                     3,732           7,051
410      Provision for deferred income taxes              3,380           4,437
411      Provision for deferred income taxes - credit    (7,320)       (11,362)
411.5    Investment tax credit                                -               -
426.1    Donations                                          326             159
426.5    Other deductions                                 3,057           2,579
427      Interest on long-term debt                           -               -
430      Interest on debt to associate companies            283             282
431      Other interest expense                             197               3
107      Construction work in process                    11,272           5,338
186      Miscellaneous deferred debits                      (1)              28
                                                       -------          -------


                                TOTAL EXPENSE          407,413          337,647
                                                       -------          -------

                                NET INCOME OR (LOSS)        -                 -
                                                       -------          -------

( ) Denotes deficit or credit balance.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457

-------------------------------------------------------------------------------

                               DIRECT      DIRECT      COMPENSATION       TOTAL
NAME OF ASSOCIATE COMPANY       COSTS      COSTS        FOR USE OF       AMOUNT
                               CHARGED    CHARGED         CAPITAL        BILLED
                               -------    -------       ---------        ------
                                457-1      457-2           457-3

-------------------------------------------------------------------------------

Alabama Power                    120,966     16,208              94     137,268

Georgia Power                    236,839     32,416             188     269,443

Gulf Power                             5          -               -           5

Mississippi Power                      3          -               -           3

Savannah Electric                     45          -               -          45

Southern Company Services            140          -               -         140

Southern Energy                      171          -               -         171

Other Associated Companies             8          -               -           8

Southern Company Generation           18          -               -          18
                                --------    -------          ------     -------


                  TOTAL         358,195      48,624             282     407,101
                                -------     -------          ------     -------

                                                                                     22

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------

                           ANALYSIS OF BILLING
                         NONASSOCIATE COMPANIES
                               ACCOUNT 458

----------------------------------------------------------------------------------------------

                        DIRECT     INDIRECT   COMPENSATION                 EXCESS     TOTAL
                         COST        COST        FOR USE        TOTAL        OR      AMOUNT
NAME OF NONASSOCIATE    CHARGED   OF CAPITAL      COST       DEFICIENCY    BILLED
                        -------   ----------      ----       ----------    ------
                         458-1       458-2        458-3                     458-4

----------------------------------------------------------------------------------------------



         Not Applicable








----------------------------------------------------------------------------------------------

Instruction:     Provide a brief description of the services rendered to each nonassociate company:

                 None



                                                                                                                             23

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

----------------------------------------------------------------------------------------------------------------------------------
                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

----------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Total cost of service will equal for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.

----------------------------------------------------------------------------------------------------------------------------------

                                                      ASSOCIATE COMPANY        NONASSOCIATE COMPANY          TOTAL CHARGES
                                                            CHARGES              CHARGES                      FOR SERVICE

-----------------------------------------------------------------------------------------------------------------------------------
          DESCRIPTION OF ITEMS           DIRECT   INDIRECT             DIRECT  INDIRECT           DIRECT     INDIRECT
                                          COST     COST        TOTAL    COST    COST   TOTAL       COST      COST           TOTAL

----------------------------------------------------------------------------------------------------------------------------------

500-559  POWER PRODUCTION                 279,729   10,672    290,401     -      -      -     279,729      10,672         290,401
560-579  TRANSMISSION                         298        -       298      -      -      -         298           -             298
920      SALARIES AND WAGES                 4,113    7,357    11,470      -      -      -       4,113       7,357          11,470
921      OFFICE SUPPLIES AND
           EXPENSES                         3,325     (663)     2,662     -      -      -       3,325       (663)           2,662
922      ADMINISTRATIVE EXPENSE
           TRANSFERRED - CREDIT                 -        -         -      -      -      -           -           -               -
923      OUTSIDE SERVICES EMPLOYED         16,638   22,432    39,070      -      -      -      16,638      22,432          39,070
924      PROPERTY INSURANCE                     -      216       216      -      -      -           -         216             216
925      INJURIES AND DAMAGES                 235       47       282      -      -      -         235          47             282
926      EMPLOYEE PENSIONS AND BENEFITS    27,295    2,414    29,709      -      -      -      27,295       2,414          29,709
928      REGULATORY COMMISSION EXPENSE          -        -         -      -      -      -           -           -               -
930.1    GENERAL ADVERTISING EXPENSES           -        -         -      -      -      -           -           -               -
930.2    MISCELLANEOUS GENERAL EXPENSES       170      146       316      -      -      -         170         146             316
931      RENTS                                357    1,349     1,706      -      -      -         357       1,349           1,706
935      MAINTENANCE OF STRUCTURES AND
           EQUIPMENT                          705       96       801      -      -      -         705          96             801
403      DEPRECIATION AND AMORTIZATION
           EXPENSE                            148      740       888      -      -      -         148         740             888
408      TAXES OTHER THAN INCOME TAXES     13,613    1,055    14,668      -      -      -      13,613       1,055          14,668
409      INCOME TAXES                       3,940    (208)     3,732      -      -      -       3,940       (208)           3,732
410      PROVISION FOR DEFERRED INCOME
           TAXES                            3,380       -      3,380      -      -      -       3,380           -           3,380
411      PROVISION FOR DEFERRED INCOME
           TAXES - CREDIT                 (7,320)       -     (7,320)     -      -      -     (7,320)           -         (7,320)
411.5    INVESTMENT TAX CREDIT                  -       -          -      -      -      -           -           -               -
426.1    DONATIONS                              7     319        326      -      -      -           7         319             326
426.5    OTHER DEDUCTIONS                     291   2,766      3,057      -      -      -         291        2,766          3,057
427      INTEREST ON LONG - TERM DEBT           -      -           -      -      -      -           -           -               -
430      INTEREST ON DEBT TO ASSOCIATE
           COMPANIES                            -     283        283      -      -      -           -         283             283
431      OTHER INTEREST EXPENSE                 -     197        197      -      -      -           -         197             197
107      CONSTRUCTION WORK IN PROGRESS     11,272       -     11,272      -      -      -      11,272           -          11,272
186      MISCELLANEOUS  DEFERRED - DEBITS      (1)      -         (1)     -      -      -          (1)          -              (1)

         SUB-TOTAL EXPENSES               358,195  49,218    407,413      -      -      -     358,195      49,218         407,413

419      INTEREST AND DIVIDEND INCOME           -   (312)       (312)     -      -      -           -        (312)          (312)

         TOTAL  COST OF SERVICE           358,195 48,906     407,101      -     -       -     358,195      48,906        407,101

( ) Denotes deficit or credit balance.

                                                                                                                     24

                                 ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                                           For the Year Ended December 31, 1998

                                                    (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------------------------------------

                                                     SCHEDULE XVII
                                             SCHEDULE OF EXPENSE DISTRIBUTION
                                                        BY
                                              DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------------------------------------------------------------------
                                                               DEPARTMENT OR SERVICE FUNCTION
        DESCRIPTION     Total   Exec-   Strategic  Corp-   Gover-   Vogtle  Hatch   Farley    Plant   Tech-    Admin-    Corporate
                        Amount  tive    Analysis   orate   mental   Pro-   Pro-     Pro-      Wilson  nical   istrative   General
                                                  Council  Affairs  ject   ject     ject              ervices  Services
                                                     &                &       &       &
                                                 Compliance         Plant  Plant     Plant
----------------------------------------------------------------------------------------------------------------------------------
500-599  POWER
         PRODUCTION    290,401    1,643      379        -       36  75,993   85,826   85,002   433  13,936          3     27,150
560-579  TRANSMISSION      298        -        -        -        -       -        -      267     -       -          -         31
920      SALARIES AND
         WAGES          11,470      298        -       67      153       -        -        -     -       3      7,889      3,060
921      OFFICE
         SUPPLIES
         AND
         EXPENSES         2,662      74        -        5       32       4        1        5     -      68     2,344         129
922      ADMINISTRATIVE
         EXPENSE
         TRANSFERRED
         -CREDIT              -       -        -        -        -       -        -        -     -       -        -            -
923      OUTSIDE
         SERVICES
         EMPLOYED        39,070      19       11    1,536       89       1       (3)       -     -     261   18,194        18,962
924      PROPERTY
         INSURANCE          216       -        -        -        -       -        -        -     -       -        -           216
925      INJURIES AND
         DAMAGES            282       -        -        -        -       -        -        -     -       -        -           282
926      EMPLOYEE
         PENSIONS
         AND
         BENEFITS        29,709       -        -        -        -      10        6       29     -       2      175        29,487
928      REGULATORY
         COMMISSION
         EXPENSE              -       -        -        -        -       -        -        -     -       -        -             -
930.1    GENERAL
         ADVERTISING
         EXPENSE              -       -        -        -        -       -        -        -     -       -        -             -
930.2    MISCELLANEOUS
         GENERAL
         EXPENSES            316      23        -        -       4       -        -        1     -     160       72           56
931      RENTS             1,706       -        -        -       -       -        -        -     -       -      357        1,349
935      MAINTENANCE
         OF
         STRUCTURES
         AND
         EQUIPMENT           801       -        -        -        -       -        -        -     -       -     801            -
403      DEPRECIATION
         AND
         AMORTIZATION
         EXPENSE             888       -        -        -        -       -        -        -     -       -       -          888
408      TAXES OTHER
         THAN
         INCOME
         TAXES            14,668       -        -        -        -       -        -        -     -       -       -       14,668
409      INCOME
         TAXES             3,732       -        -        -        -       -        -        -     -       -       -        3,732
410      PROVISION
         FOR
         DEFERRED
         INCOME
         TAXES             3,380       -        -        -        -       -        -        -     -       -       -        3,380
411      PROVISION
         FOR
         DEFERRED
         INCOME TAXES
         -CREDIT          (7,320)      -        -        -        -       -        -        -     -       -        -      (7,320)
411.5    INVESTMENT
         TAX CREDIT            -       -        -        -        -       -        -        -     -       -        -           -
426.1    DONATIONS           326     320        -        -        -       2        4        -     -       -        -           -
426.5    OTHER
         DEDUCTIONS        3,057   1,148        -        -      777       7        -        5     -       8       16       1,096
427      INTEREST ON
         LONG-TERM
         DEBT                  -       -        -        -        -       -        -        -     -       -        -           -
430      INTEREST ON
         DEBT
         TO
         ASSOCIATE
         COMPANIES          283       -        -        -        -       -        -        -     -       -         -         283
431      OTHER
         INTEREST
         EXPENSE            197       -        -        -        -       -        -        -     -       -         -         197
107      CONSTRUCTION
         WORK
         IN PROGRESS     11,272       -        -        -        -     971    3,726    3,257     1   1,929         -       1,388
186      MISCELLANEOUS
         DEFERRED
         DEBITS              (1)      -        -        -       (1)      -        -        -     -       -        -            -

TOTAL   EXPENSES        407,413    3,525      390    1,608    1,090  76,988   89,560   88,566   434  16,367   29,851      99,034

419     INTEREST AND
        DIVIDEND
        INCOME            (312)        -        -        -        -       -        -        -     -       -        -        (312)

----------------------------------------------------------------------------------------------------------------------------------

 INSTRUCTION:   Indicate each department or service function.  (see Instruction 01-3 General Structure of Accounting System:
                Uniform System of Account).

-----------------------------------------------------------------------------------------------------------------------------------

  TOTAL COSTS =         407,101    3,525      390    1,608    1,090  76,988   89,560   88,566    434 16,367   29,851      98,722

-----------------------------------------------------------------------------------------------------------------------------------

         ( ) Denotes deficit or credit balance




                                                                                                                  25

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

------------------------------------------------------------------------------------------------------------------------

                        DEPARTMENTAL ANALYSIS OF SALARIES

------------------------------------------------------------------------------------------------------------------------
                                       DEPARTMENTAL SALARY EXPENSE                                           NUMBER
NAME OF DEPARTMENT                     INCLUDED IN AMOUNTS BILLED TO                                      PERSONNEL
Indicate each                      TOTAL       PARENT              OTHER                    NON              END OF
department or                     AMOUNT       COMPANY          ASSOCIATES              ASSOCIATES            YEAR
service function
------------------------------------------------------------------------------------------------------------------------

Executive                            981            -                981                      -                   7

Strategic Analysis                   277            -                277                      -                   3

Corporate Counsel
& Compliance                          64            -                 64                      -                   2

Governmental Affairs                 387            -                387                      -                   3

Vogtle Project and Plant          55,667            -             55,667                      -                 935

Hatch Project ant Plant           61,047            -             61,047                      -                 980

Farley Project ant Plant          55,583            -             55,583                      -                 874

Plant Wilson                         427            -                427                      -                   -

Technical Services                 7,237            -              7,237                      -                 109

Administrative Services            7,910            -              7,910                      -                 141

Corporate General
  (Accrual for
  incentive pay
  plan, etc.)                     29,633            -             29,633                      -                   -
                                --------         ----           --------                  -----              ------

         TOTAL                   219,213            -            219,213                      -               3,054
                                 -------         ----            -------                  -----               -----




                                                                                                           26
            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

---------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

---------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

---------------------------------------------------------------------------------------------------------

                                                                           RELATIONSHIP
                                                                           "A"=
                                                                           ASSOCIATE
                                                                           "NA"=NON
  FROM WHOM PURCHASED                 DESCRIPTION                          ASSOCIATE           AMOUNT

---------------------------------------------------------------------------------------------------------

Legal Services
Balch & Bingham , LLP                  Legal fees and services                     NA           1,384
Troutman Sanders, LLP                  Legal fees and services                     NA             760
Winston & Strawn                       Legal fees regarding industry issues        NA             262
Arnold & Porter                        Legal fees regarding DOE Tritium            NA             142
Gordon, Silberman, Wiggins & Childs    Legal fees                                  NA             130
5 Other Items (less than $100,000)     Aggregate                                   NA              81
                                                                                               ------
                                                                                                2,759
                                                                                               ------

Auditing Services
Arthur Andersen, LLP                   Auditing services                           NA             108
                                                                                               ------
                                                                                                  108
                                                                                               ------

Engineering Services
Southern Company Services             Design and general engineering services      A           48,435
Nuclear Regulatory Commission         Fees for licensing nuclear plants            NA           6,628
Sonic Systems International, Inc.     Provide system program revisions             NA             593
Electric Power Research Institute     Engineering, research & technical support    NA             292
PLG, Inc.                             Engineering, scientific management and       NA             182
                                        consulting services
BCP Technical Services, Inc.          Engineering services                         NA             123
Lambert MacGill Thomas, Inc.          Engineering inspection services              NA             101
Westinghouse Electric Corporation     Engineering services                         NA            (533)
13 Other Items (less than $100,000)   Aggregate                                    NA             302
                                                                                               ------
                                                                                               56,123
                                                                                               ------

Management Consulting Services
7 Other Items (less than $100,000)     Aggregate                                   NA             117
                                                                                               ------
                                                                                                  117
                                                                                               ------

(Continued on Page 26A)


                                                                                                   26A

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------------------------------------------

                            OUTSIDE SERVICES EMPLOYED

-------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS: Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

-------------------------------------------------------------------------------------------------------------------

                                                                                RELATIONSHIP
                                                                                "A"=
                                                                                ASSOCIATE
                                                                                "NA"=NON
   FROM WHOM PURCHASED                     DESCRIPTION                          ASSOCIATE                   AMOUNT

-------------------------------------------------------------------------------------------------------------------

Other Services
Southern Company Services                    General services. See Note 3 in the        A                    30,659
                                               Notes to Financial Statements
Datastream Systems, Inc.                     Computer Services                          NA                    3,925
GTS Duratek                                  Health Physics Services                    NA                    1,474
Black and Veatch, LLP                        Consulting                                 NA                      893
Science Applications International Corp.     Computer Services                          NA                      571
Intergrated Technologies, Inc.               Computer system services                   NA                      318
Alabama Power                                Mail and electricity services              A                       282
National Inspection and Consultants          Outage Technical services                  NA                      216
Chem Nuclear Systems, LLC                    Radwaste Services                          NA                      186
Jeffcoat Associates, L.P.                    Building Maintenance                       NA                      155
Wells Fargo Guard Services                   Guard Services                             NA                      143
Pritchard Industries, S. E., Inc.            Janitorial Services                        NA                      129
Grace Computer Resources, Inc.               Computer Services                          NA                      120
199 Other Items (less than $100,000)         Aggregate                                  NA                    1,106
                                                                                                            -------
                                                                                                             40,177
                                                                                                            -------

                                                                                TOTAL                        99,284
                                                                                                            -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company.  Such listing should
             be limited to $25,000.

------------------------------------------------------------------------------

             DESCRIPTION                                        AMOUNT

Pensions                                                          5,110
Employee's Group Insurance                                       11,217
Post-Retirement Life Benefits                                     1,304
Post-Retirement Medical Benefits                                  5,311
Post-Employment Medical Benefits                                     74
Other Employee Benefits                                             682
Employee Savings Plan Contribution                                6,011
                                                                -------

                                                TOTAL            29,709
                                                                -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1

-------------------------------------------------------------------------------

INSTRUCTIONS:        Provide a listing of the amount included in Account 930.1,
                     "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------

DESCRIPTION                  NAME OF PAYEE                            AMOUNT

-------------------------------------------------------------------------------




         Not Applicable

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2

-------------------------------------------------------------------------------

INSTRUCTIONS: Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.S. 441
(b) (2) shall be separately classified.

-------------------------------------------------------------------------------

             DESCRIPTION                                          AMOUNT

-------------------------------------------------------------------------------

Association Dues and Assessments                                   30

Nuclear Power Research Expenses                                   149

Fixed Asset Retirement                                             66

Employee Communications                                            30

Other Expenses                                                     41
                                                                 ----
                                                TOTAL             316
                                                                 ----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)
-------------------------------------------------------------------------------

                                      RENTS
                                   ACCOUNT 931
-------------------------------------------------------------------------------


INSTRUCTIONS: Provide a listing of the amount included in Account 931, "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.
-------------------------------------------------------------------------------
           TYPE OF PROPERTY                                        AMOUNT
-------------------------------------------------------------------------------

Office Building                                                         1,186

Copiers                                                                   150

Warehouse Storage 13

 Computer Equipment and Software                                          357
                                                                        -----

                                                         TOTAL          1,706
                                                                        -----

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

----------------------------------------------------------------------------

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408

----------------------------------------------------------------------------

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes". Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

------------------------------------------------------------------------------
         KIND OF TAX                                                   AMOUNT

------------------------------------------------------------------------------
       Other than U.S. Government Taxes
       --------------------------------
              Property                                                  53

              State Unemployment                                        81

              State Franchise                                           15
                                                                    ------

              Subtotal - Other                                         149
                                                                    ------
       U. S. Government Taxes
       ----------------------
              Federal Insurance Contribution Act                    14,340

              Federal Unemployment                                     179
                                                                    ------
              Subtotal - U.S. Government                            14,519
                                                                    ------


                                              TOTAL                 14,668
                                                                    ------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

------------------------------------------------------------------------------

                                    DONATIONS
                                  ACCOUNT 426.1

------------------------------------------------------------------------------

INSTRUCTIONS:   Provide a listing of the amount included in Account 426.1,
                "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------
              NAME OF RECIPIENT               PURPOSE OF DONATION       AMOUNT

-------------------------------------------------------------------------------

American Cancer Association                   Support of Program             4
American Red Cross                            Support of Program             7
American Nuclear                              Support of Program             5
Auburn University                             Support of Program            35
Birmingham Festival                           Support of Program             5
Breast Cancer Detection Center                Support of Program            10
Georgia State University                      Support of Program            25
Georgia Tech Research Corporation             Support of Program            53
Junior Achievement of Greater Birmingham      Support of Program             6
Scholarship Program Administrators, Inc.      Support of Program            33
University of Alabama                         Support of Program             5
University of Florida                         Support of Program            10
United Way                                    Support of Program            67
   34 Other Items (Less than $3,000)          Health & Human Services       28
   48 Other Items (Less than $3,000)          Employee Matching Gift        18
     9 Other Items (Less than $3,000)         Educational Contributions      7
     9 Other Items (Less than $3,000)         Civic & Community              7
     1 Other Item (Less than $3,000)          Culture & Arts                 1
                                                                           ---

                                                               TOTAL       326
                                                                           ---


                                                                                              33

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-----------------------------------------------------------------------------------------------------

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5

-----------------------------------------------------------------------------------------------------

INSTRUCTIONS:    Provide a listing of the amount included in Account 426.5,
                "Other Deductions", classifying such expenses according to their nature.
-----------------------------------------------------------------------------------------------------


                DESCRIPTION                           NAME OF PAYEE                           AMOUNT

-----------------------------------------------------------------------------------------------------


Expenditures for Certain Civic, Political, &       Company, employee and administrative
  Related Activities                                   costs                                 1,106

Employee Stock Option Plan Contribution            Southern Company Services                   850

Educational and Charitable Contributions           Southern Company Services                   562

Employee Membership Dues                           Various Payees                              225

Other Miscellaneous Deductions                     Company expenses                            314
                                                                                            ------

                                                       TOTAL                                 3,057
                                                                                            ------


            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

-------------------------------------------------------------------------------

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME

-------------------------------------------------------------------------------

INSTRUCTIONS: The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

-------------------------------------------------------------------------------

         See notes to Financial Statements on pages 19 - 19G.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

                             (Thousands of Dollars)

-------------------------------------------------------------------------------

                                  SCHEDULE XIX
                            FINANCIAL DATA SCHEDULE

-------------------------------------------------------------------------------

If, at the time an annual report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

-------------------------------------------------------------------------------

Item No.   Caption Heading

  1.       Net Service Company Property                                  1,832
  2.       Total Investments                                             1,461
  3.       Total Current and Accrued Assets                            117,992
  4.       Total Deferred Debits                                        31,116
  5.       Balancing Amount For Total Assets and Other Debits                0
  6.       Total Assets and Other Debits                               152,401
  7.       Total Proprietary Capital                                     2,049
           Other Noncurrent Liabilities                                 66,124
  8.       Total Long-Term Debt                                          5,000
  9.       Notes Payable                                                     0
10.        Notes Payable to Associate Companies                              0
11.        Balancing Amount For Total Current and Accrued Liabilities   74,627
12.        Total Deferred Credits                                        4,601
13.        Accumulated Deferred Income Taxes                                 0
14.        Total Liabilities and Proprietary Capital                   152,401
15.        Services Rendered to Associate Companies                    407,101
16.        Services Rendered to Nonassociate Companies                       0
17.        Miscellaneous Income or Loss                                    312
18.        Total Income                                                407,413
19.        Salaries and Wages                                           11,470
20.        Employee Pensions and Benefits                               29,709
21.        Balancing Amount For Total Expenses                         366,234
22.        Total Expenses                                              407,413
23.        Net Income (Loss)                                                 0
24.        Total Expenses (Direct Costs)                               358,195
25.        Total Expenses (Indirect Costs)                              48,906
26.        Total Expenses (Total)                                      407,101
27.        Number Of Personnel End of Year                               3,054

-------------------------------------------------------------------------------



                                                                                                              36


            ANNUAL REPORT OF SOUTHERNNUCLEAR OPERATING COMPANY, INC.
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                  President &
                            Chief Executive Officer

                                           |
                                           |
               Executive Assistant---------|
                                           |
                                           |
                                           |
     |               |             |       |                             |                                        |
     |               |             |       |                             |                                        |
----------------------------------------------------------------------------------------------------------------------------------
Admin            Vice-        Technical    Human                       Executive                    Corp Sec/           Governemtal
Services       President      Services     Resources                   Vice-                        Asst to             Relations
Vice           & Corp         Vice-        SR VP                       Presient                     Pres/               Manager
President      Counsel        Presient     The                         Nuclear                      Asst Treas            |
                                           Southern     |                 |                                               |
                                          Company       |                 |                                               |
                                                        |                 |                                               |
                                                     ------------------------------------------------                     |
                                                      Farley Project  Vogtle Project   Hatch Project                FEDERAL NUCLEAR
                                                     Vice-President  Vice-President   Vice-President                ENG MANAGER
 -COMPTROLLER STRATEGIC      NUCLEAR                     |                |                |                        GOVERNMENTAL
  TREASURER   ANALYSIS       FUEL                        |                |                |                        RELATIONS
  CHIEF       CORP COMP      MANAGER                     |                |                |                        ASSISTANT
  FINANCIAL   CONCERNS       INSPECT &               NUCLER PLANT    NUCLEAR PLANT    NUCLEAR PLANT
  OFFICER     COORDINATOR    TEST                    GEN MANGER      GEN MANAGER      GEN MANAGER
 -EMPLOYEE                   SVS                     NUCLEAR SUPPORT NUCLEAR SUPPORT  NUCLEAR SUPPORT
  RELATIONS                  MANAGER                 GEN MANAGER     GEN MANAGER      GEN MANAGER
  MANAGER                    CORP                    SAFETY AUDIT    SAFETY AUDIT     SAFETY AUDIT
 -S&H                        QUALITY                  & ENG             & ENG            & ENG
  MANAGER                    SVCS                    REV MANAGER     REV MANAGER      REV MANAGER
 -SECURITY                   MANAGER                 STEAM GENERATOR
  MANAGER                    CORP                    REPLACEMENT PROJ
 -RECORDS                    QUALITY                 MANAGER
  MANAGEMENT                 SVCS
  & GEN SVCS                 MANAGER
  SUPV                       NUC TECH
 -MATRIAL                    SVCS GEN
  SERVICES                   MANAGER
  MANAGER                    PROJECT
 -CORPORAT                   MANAGER
  COMMUNICATIONS
  MANAGER
  -HR TEAM
  LEADER*
  -IR
  BUSINESS
  ANALYST*

*SCS Employee

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

------------------------------------------------------------------------------

                              METHODS OF ALLOCATION

------------------------------------------------------------------------------

For the descriptions below, the term "plant" means each separate nuclear electric generating site for which Southern Nuclear is providing services, regardless of the capacity of the operating units and regardless of the number of units operating at the site, and the term "plants" means all of such sites.

1.  Employee Basis
    --------------

     Southern Nuclear's organization is designed to focus primarily on operation of each plant. Plant "modules" will be established for each plant in which will be employed personnel directly responsible for the operation of the plant, including off-site personnel. All of the cost of employees within a plant module will be directly charged to the owners of that particular plant. The Employee Basis for allocation of indirect costs among the plants shall be the factor for each plant arrived at by dividing the number of employees in a particular plant module by the total number of employees in all plant modules. The employee number to be used initially shall be the initial staffing of the plant modules. In determining the number of employees after the first year of operations, the average number of employees in each module during the previous year shall be used.

2.   Plant Basis
     -----------

     The Plant Basis for allocation is the factor determined by dividing one plant by the total number of plants.

3.   Plant Capacity Basis
     --------------------

     The Plant Capacity Basis for allocation is the factor determined by dividing the name plate kilowatt capacity of a plant by the total kilowatt capacity of all plants.

4.   Plant Generation Basis
     ----------------------

     The Plant Generation Basis for allocation shall be the factor for each plant established by dividing the total net generation output from each plant in the previous calendar year by the total net generation output of all plants. With respect to a plant for which Southern Nuclear will begin providing services during a year, or to a plant having a unit due to be placed in service in a year to which the allocation will apply, the net generation output for such plants used for the calculation shall be adjusted to reflect the expected generation from the unit during the calendar year.

5.   Salary Basis
     ------------

     The Salary Basis for allocation shall be the factor determined by the ratio of direct salary charges assigned to each plant to the total direct salary charges for each month.

At this time, the Company utilizes the plant basis for allocation due to its simplicity and the comparability of amounts billed under this method to those resulting from the application of the other approved methods.

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998

------------------------------------------------------------------------------

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

------------------------------------------------------------------------------

       The following annual statement was supplied to each associate client company regarding interest billed for compensation of equity capital and borrowed capital in 1998.

       Pursuant to the amended Uniform System of Accounts for Mutual and Subsidiary Service Companies implemented in January 1980, Southern Nuclear is required to submit an annual statement to its associated client companies stating the amount and calculation of interest billed for compensation of equity capital and borrowed capital. Southern Nuclear does not bill its associated client companies for compensation of equity capital.

       On December 31, 1990, Southern Nuclear borrowed $5,000,000 from Southern Company (Southern) for working capital requirements. The interest rate is adjusted as of the first of each month and applicable to the outstanding principal on a daily basis. The rate applicable to each month is equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the first day of each month, or if no obligations are outstanding at the time, at a rate equal to the weekly average of the thirty-day certificate of deposit rate (secondary market) as reported in Federal Reserve statistical release H.15 (519) for the next to last complete business week of the preceding calendar month. However, this rate shall not exceed the prime rate at Trust Company Bank of Georgia, Atlanta, Georgia in effect on the first of each month. The interest rate on these funds ranged from 5.28% to 5.80%. Interest of $282,588 was accrued and billed to the associate client companies. The interest was distributed to each associate client company on the Plant Allocation Basis in accordance with the SEC order and our service contracts.

       The interest on total company indebtedness was billed to the associate client companies as follows:


            Alabama Power                                        94,196

            Georgia Power                                       188,392
                                                                -------
                                                                282,588
                                                                -------

            ANNUAL REPORT OF Southern Nuclear Operating Company, Inc.

                      For the Year Ended December 31, 1998




                                SIGNATURE CLAUSE

                  Pursuant to the requirements of the Public Utility Holding
               Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issues thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                    Southern Nuclear Operating Company, Inc.
                 __________________________________________________________

                           (Name of Reporting Company)


                            /s/ K.S. King
            By:   _________________________________________________________

                         (Signature of Signing Officer)


             K.S. King, Comptroller, Treasurer and Chief Financial Officer
             _______________________________________________________________

                   (Printed Name and Title of Signing Officer)



           Date:    April 30, 1999